As filed with the Securities and Exchange Commission on April 18, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

Tender Offer Statement under Section 14(d)(1) of the Securities Exchange Act of 1934

ENDESA, S.A.

(Name of Subject Company (issuer))

GAS NATURAL SDG, S.A.

(Name of Filing Person (offeror))

Ordinary Shares,

nominal value €1.20 per share

(Title of Class of Securities)

ISIN No. ES0130670112

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

29258N107

ISIN No. US29258N1072

(CUSIP Number of Class of Securities)

Rafael Villaseca Marco

Av. Portal de l’Angel, 20-22

08002, Barcelona, Spain

Tel: 011 (34-93) 402-5891

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Alan M. Klein, Esq.

S. Todd Crider, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amended Tender Offer Statement (this “TO Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the United States Securities and Exchange Commission (“SEC”) on March 6, 2006, as amended and supplemented on March 8, 2006 (“TO Amendment No. 1”), March 22, 2006 (“TO Amendment No. 2”), March 28, 2006 (“TO Amendment No. 3”), March 31, 2006 (“TO Amendment No. 4”) and April 5, 2006 (“To Amendment No. 5”) by Gas Natural SDG, S.A. (“Gas Natural”) a limited liability company organized under the laws of the Kingdom of Spain, in connection with Gas Natural’s offer to acquire (1) 100% of the ordinary shares (each, an “Endesa ordinary share”), nominal value €1.20 per share, of Endesa, S.A. (“Endesa”), a limited liability company organized under the laws of the Kingdom of Spain, that are held by holders who are located in the United States and (2) 100% of the American Depositary Shares of Endesa (each, an “Endesa ADS”, with each Endesa ADS representing one Endesa ordinary share), held by holders wherever located. This offer is being made on the terms and subject to the conditions set forth in the Prospectus, dated March 6, 2006 and the Prospectus Supplement, dated March 31, 2006 (collectively, the “Prospectus”) and the related ADS Letter of Transmittal and U.S. Form of Acceptance (collectively, the “U.S. Offer”). Concurrently with the U.S. Offer, Gas Natural is also making, on substantially similar terms and subject to the same conditions, a Spanish offer (the “Spanish Offer”) open to all holders of Endesa ordinary shares, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer. Together, the U.S. Offer and the Spanish Offer (collectively, the “Offer”) are being made for 100% of the outstanding Endesa ordinary shares, including Endesa ordinary shares represented by Endesa ADSs.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented to include the following information:

Gas Natural announced on April 18, 2006 that the expiration date of the U.S. Offer has been extended to 11:00 a.m., New York City time (5:00 p.m., Madrid time), on May 19, 2006, unless the U.S. Offer is further extended, lapses or is withdrawn. Gas Natural’s obligation to complete the U.S. Offer is conditioned on, among other conditions, the completion of the Spanish Offer. As previously disclosed by Gas Natural, on April 4, 2006, Endesa posted bank guarantees amounting to €1,000 million before the Court for Business Matters No. 3 in Madrid (Juzgado de lo mercantil número 3 de Madrid), and the court declared effective a temporary injunction suspending the processing of Gas Natural’s offer for Endesa and the performance of Gas Natural’s agreement to sell certain assets to Iberdrola, S.A. Gas Natural intends to cause the offer periods of the U.S. Offer and Spanish Offer to end at the same time and will announce any further extensions or any other material modifications to the Offers. Except as modified by this extension, the terms and conditions of the U.S. Offer remain in effect and unmodified.

The U.S. Offer is open to all holders of Endesa ordinary shares who are located in the United States and to all holders of Endesa ADSs, wherever located. Based on information provided by The Bank of New York, the exchange agent for the U.S. Offer, as of the close of business on April 18, 2006, approximately 1,051,241 Endesa ADSs and no Endesa ordinary shares had been tendered pursuant to the U.S. Offer. Holders of Endesa securities may withdraw any Endesa securities tendered pursuant to the U.S. Offer at any time prior to the expiration of the U.S. Offer.

Item 4. Terms of the Transaction

Item 4 is amended and supplemented to include the information set forth above under Item 1, which is incorporated by reference into this Item 4.

Item 12. Exhibits

Item 12 is amended and supplemented to include the following exhibits:

(a)(5)(lxviii)	Presentation delivered to the press by Gas Natural on April 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxix)	Presentation delivered to Gas Natural shareholders on April 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxx)	Materials provided during meeting of Gas Natural shareholder on April 7, 2006 Presentation delivered to the press by Gas Natural on April 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxxi)	Relevant Fact (hecho relevante) filed with the CNMV related to extraordinary general meeting of Gas Natural shareholders, dated April 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxxii)	Press release related to agreement with the government of Nigeria, dated March 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxxiii)	Press release related to meeting of Gas Natural shareholders, dated March 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxxiv)	Press release related to the Offer, dated April 18, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 18, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GAS NATURAL SDG, S.A.

By:	/s/ CARLOS J. ÁLVAREZ FERNÁNDEZ
Name:	Carlos J. Álvarez Fernández
Title:	Chief Financial Officer

April 18, 2006

Exhibit Index

(a)(1)(i)	ADS Letter of Transmittal (Endesa ADSs) (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 (File No. 333-132076), filed on February 28, 2006 (as amended by Amendment No. 1 to the Registration Statement on Form F-4 filed on March 6, 2006, “the Form F-4”)).

(a)(1)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Endesa ADSs) (incorporated by reference to Exhibit 99.2 to the Form F-4).

(a)(1)(iii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Endesa ADSs) (incorporated by reference to Exhibit 99.3 to the Form F-4).

(a)(1)(iv)	U.S. Form of Acceptance (Endesa ordinary shares) (incorporated by reference to Exhibit 99.4 to the Form F-4).

(a)(1)(v)	Notice to Spanish Financial Intermediaries and U.S. Custodians (Endesa ordinary shares) (incorporated by reference to Exhibit 99.5 to the Form F-4).

(a)(1)(vi)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Endesa ordinary shares) (incorporated by reference to Exhibit 99.6 to the Form F-4).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)(i)	Prospectus, dated March 6, 2006 (incorporated by reference to the Form F-4).

(a)(4)(ii)	Prospectus Supplement, dated March 31, 2006 (incorporated herein by reference to Post-Effective Amendment No. 1 to Gas Natural’s Registration Statement on Form F-4 (File No: 333-132076), as filed with the SEC on March 31, 2006).

(a)(5)(i)	Relevant Fact (hecho relevante) filed with the Spanish Securities Market Commission (Comision Nacional del Mercado de Valores) (“CNMV”) announcing the Offer and an asset disposition agreement with Iberdrola S.A. (“Iberdrola”), dated September 6, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 6, 2005).

(a)(5)(ii)	Press release announcing the Offer, dated September 6, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 6, 2005).

(a)(5)(iii)	Public notice issued in Chile announcing the Offer, delivered to the Chilean Supervisory Authority and submitted for publication in Chile, dated September 6, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 6, 2005).

(a)(5)(iv)	Presentation related to the Offer, dated September 6, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 6, 2005).

(a)(5)(v)	Script for the presentation related to the Offer, dated September 6, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 6, 2005).

(a)(5)(vi)	Relevant Fact (hecho relevante) filed with the CNMV related to notice of the Offer provided to the Spanish antitrust authorities, dated September 12, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 12, 2005).

(a)(5)(vii)	Presentation related to asset disposition agreement with Iberdrola, dated September 16, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 16, 2005).

(a)(5)(viii)	Press release related to statements made by the Chairman of Gas Natural regarding the Offer, dated September 18, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 19, 2005).

(a)(5)(ix)	Press release related to ruling by the European Union Court of First Instance, dated September 21, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 22, 2005).

(a)(5)(x)	Press release related to announcements made in a meeting held by the Chairman of Gas Natural and the President of the Galicia Board, dated September 21, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 22, 2005).

(a)(5)(xi)	Press release related to announcements made in a meeting held by the Chairman of Gas Natural and the President of the Council of Castilla y Leon, dated September 22, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 22, 2005).

(a)(5)(xii)	Press release related to the financing of the Offer, dated September 26, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 26, 2005).

(a)(5)(xiii)	Press release related to Gas Natural’s addition to the Dow Jones global sustainability index and renewal on STOXX and the FTSE, dated September 27, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 27, 2005).

(a)(5)(xiv)	Press release related to the submission of certain information related to the Offer by Gas Natural to the National Energy Commission (Comisión Nacional de Energía) (the “CNE”), dated September 28, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 29, 2005).

(a)(5)(xv)	Press release related to announcements made in a meeting held by the Chairman of Gas Natural and the President of the Council of Andalusia to explain the Offer, dated September 30, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 30, 2005).

(a)(5)(xvi)	Relevant Fact (hecho relevante) filed with the CNMV related to the approval by Gas Natural’s Board of Directors of various projects segregating gas distribution and secondary transportation activities, dated September 30, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on September 30, 2005).

(a)(5)(xvii)	Press release related to announcements made in a meeting held by the Chairman of Gas Natural and the President of Chile to explain the Offer, dated October 4, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 4, 2005).

(a)(5)(xviii)	Press release related to a presentation by Endesa, dated October 5, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 5, 2005).

(a)(5)(xix)	Press release related to announcements made in a meeting held by the Chairman of Gas Natural and the President of the Council of Galicia, dated October 7, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 7, 2005).

(a)(5)(xx)	Press release related to announcements made in a meeting held by the Chairman of Gas Natural and the President of the Government of the Canary Islands, dated October 10, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 11, 2005).

(a)(5)(xxi)	Press release related to statements made by Endesa, dated October 14, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 14, 2005).

(a)(5)(xxii)	Press release related to announcements made in a meeting held by the Chairman of Gas Natural and the President of the Council of Extremadura, dated October 19, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 19, 2005).

(a)(5)(xxiii)	Relevant Fact (hecho relevante) filed with the CNMV related to certain information regarding the segregation of gas distribution and secondary transportation activities which was reported by Gas Natural to the CNE, dated October 19, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 19, 2005).

(a)(5)(xxiv)	Press release related to announcements made in a meeting held by the Chairman of Gas Natural and the President of the Council of Castilla-La Mancha, dated October 21, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 21, 2005).

(a)(5)(xxv)	Relevant Fact (hecho relevante) filed with the CNMV related to the segregation of gas distribution and secondary transportation activities by Gas Natural, dated October 20, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 21, 2005).

(a)(5)(xxvi)	Press release related to pending ruling by European Union authorities with respect to the Offer, dated October 23, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 24, 2005).

(a)(5)(xxvii)	Relevant Fact (hecho relevante) filed with the CNMV related to the absence of any obligation of Gas Natural to launch a tender offer for Chilean companies, dated October 24, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 25, 2005).

(a)(5)(xxviii)	Press release related to a combined cycle plant in Cartagena, Spain, dated October 28, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on October 28, 2005).

(a)(5)(xxix)	Press release related to Endesa’s 2004 financial statements, dated October 30, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on November 1, 2005).

(a)(5)(xxx)	Press release related to Gas Natural’s 2005 third quarter performance results, dated November 3, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on November 4, 2005).

(a)(5)(xxxi)	Relevant Fact (hecho relevante) filed with the CNMV related to the authorization of the Offer granted by the CNE, dated November 10, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on November 10, 2005).

(a)(5)(xxxii)	Press release related to the ruling granted by the European Commission with respect to the Offer, dated November 15, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on November 16, 2005).

(a)(5)(xxxiii)	Presentation by Gas Natural related to the Offer, dated November 23, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on November 23, 2005).

(a)(5)(xxxiv)	Transcript of webcast in connection with the presentation related to the Offer, dated November 30, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on November 30, 2005).

(a)(5)(xxxv)	Relevant Fact (hecho relevante) filed with the CNMV related to adjustments to Offer consideration as a result of dividends, dated December 2, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on December 2, 2005).

(a)(5)(xxxvi)	Relevant Fact (hecho relevante) filed with the CNMV related to possible future merger, dated December 5, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on December 5, 2005).

(a)(5)(xxxvii)	Editorial and article contained in Gas Natural’s internal magazine, distributed to its employees, dated December 19, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on December 19, 2005).

(a)(5)(xxxviii)	Text appearing on the website of Gas Natural related to the Offer, dated January 3, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on January 3, 2006).

(a)(5)(xxxix)	Press release related to a report issued by the Spanish Antitrust Court (Tribunal de Defense de Competencia) in connection with the Offer, dated January 5, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on January 5, 2006).

(a)(5)(xl)	Press release related to Galicia jobs and investments, dated January 13, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on January 17, 2006).

(a)(5)(xli)	Text appearing on the website of Gas Natural related to the Offer, dated January 24, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on January 24, 2006).

(a)(5)(xlii)	Press release announcing conditions to the Offer imposed by the Spanish Council of Ministers, dated February 3, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 6, 2006).

(a)(5)(xliii)	Press release announcing press conference regarding conditions to the Offer imposed by the Spanish Council of Ministers, dated January 6, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 6, 2006).

(a)(5)(xliv)	Presentation by Gas Natural related to conditions to the Offer imposed by the Spanish Council of Ministers, dated January 6, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 6, 2006).

(a)(5)(xlv)	Relevant Fact (hecho relevante) filed with the CNMV and press release related to resolution of Gas Natural’s Board of Directors with respect to the Offer in light of the conditions imposed by the Spanish Council of Ministers, dated February 6, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 7, 2006).

(a)(5)(xlvi)	Relevant Fact (hecho relevante) filed with the CNMV related to the appointment of a new member of Gas Natural’s Audit and Compliance Committee, dated February 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 7, 2006).

(a)(5)(xlvii)	Press release announcing operation of combined cycle plant, dated February 16, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 16, 2006).

(a)(5)(xlviii)	Notice of February 27, 2006 presentation related to 2005 results, dated February 17, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 17, 2006).

(a)(5)(xlix)	Press release related to status of the Offer, dated February 21, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 21, 2006).

(a)(5)(l)	Abc interview with Gas Natural CEO Rafael Villaseca, dated February 20, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 21, 2006).

(a)(5)(li)	Cinco Dias interview with Gas Natural CEO Rafael Villaseca, dated February 20, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 22, 2006).

(a)(5)(lii)	Press release related to a change in the date of publication of 2005 Results, dated February 27, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on February 28, 2006).

(a)(5)(liii)	Press release related to analysis of recent regulatory changes affecting the energy sector, dated February 28, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 1, 2006).

(a)(5)(liv)	Gas Natural Fourth Quarter 2005 Results, dated March 1, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 1, 2006).

(a)(5)(lv)	Gas Natural presentation to investors, dated March 1, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 2, 2006).

(a)(5)(lvi)	Press release related to Gas Natural 2005 Fiscal Year Results, dated March 1, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 2, 2006).

(a)(5)(lvii)	Press release related to the benefits of the Offer for small investors, dated March 2, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 2, 2006).

(a)(5)(lviii)	Press release related to the Offer, dated March 6, 2005 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 6, 2006).

(a)(5)(lix)	Text of newspaper advertisement, dated March 6, 2006 and published in the Wall Street Journal (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 6, 2006).

(a)(5)(lx)	Notice of extraordinary general meeting of shareholders, dated March 3, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 7, 2006).

(a)(5)(lxi)	Transcript of presentation of 2005 results, dated March 1, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 8 and 9, 2006).

(a)(5)(lxii)	Press release relating to the Offer, dated March 9, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 9, 2006).

(a)(5)(lxiii)	Press release dated, March 14, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 14, 2006).

(a)(5)(lxiv)	Relevant Fact (hecho relevante) filed with the CNMV, dated March 21, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 21, 2006).

(a)(5)(lxv)	Press release, dated March 21, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 21, 2006).

(a)(5)(lxvi)	Relevant Fact (hecho relevante) filed with the CNMV related to dividend proposal by Gas Natural Board of Directors, dated March 31, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 31, 2006).

(a)(5)(lxvii)	Relevant Fact (hecho relevante) filed with the CNMV related to the acquisition of Petroleum Oil and Gas Espãna, S.A., dated March 31, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on March 31, 2006).

(a)(5)(lxviii)	Presentation delivered to the press by Gas Natural on April 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxix)	Presentation delivered to Gas Natural shareholders on April 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxx)	Materials provided during meeting of Gas Natural shareholder on April 7, 2006 Presentation delivered to the press by Gas Natural on April 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxxi)	Relevant Fact (hecho relevante) filed with the CNMV related to extraordinary general meeting of Gas Natural shareholders, dated April 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxxii)	Press release related to agreement with the government of Nigeria, dated March 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxxiii)	Press release related to meeting of Gas Natural shareholders, dated March 7, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 7, 2006).

(a)(5)(lxxiv)	Press release related to extension of the Offer, dated April 18, 2006 (incorporated herein by reference to the filing made by Gas Natural pursuant to Rule 425 on April 18, 2006).

(b)	Credit Facility Agreement dated September 5, 2005 among Gas Natural, La Caixa, Société Générale, S.A. and UBS Limited (incorporated by reference to Exhibit 10.1 to the Form F-4).

(d)	None.

(g)	None.

(h)	None.